21002750

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
MAR 02 2021
Washington DC

SEC FILE NUMBER
8-70410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grafine Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, Floor 11
(No. and Street)

New York	New York	10065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Shea (941) 730-2508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Patrick Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grafine Capital Partners LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSAURA ROSADO
Notary Public, State of New York
No: 01R06207814
Qualified in Orange County
Commission expires: June 15th 2021

Signature

Chief Compliance Officer & FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
New York, New York
February 25, 2021

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	3,215,965
Accounts receivable		2,340,625
Other assets		3,297
Total assets	$	5,559,887
Liabilities and Member's Capital		
Accrued expenses	$	21,595
Total liabilities		21,595
Member's capital		5,538,292
Total liabilities and member's capital	$	5,559,887

See accompanying notes to financial statement.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statement

December 31, 2020

1. Nature of Business and Ownership

Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America (US GAAP) and general practices in the broker-dealer industry.

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Revenue from engagements consists solely of fees generated in connection with private placements. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

2. Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)
Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes
The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statement.

Limited Liability
Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses
Effective May 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified cash, cash equivalents and accounts receivable as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. Summary of Significant Accounting Policies (continued)

The Allowance for Credit Losses (continued)
The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

Subsequent Events
Management has evaluated subsequent events through February 25, 2021.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $3,194,370 at December 31, 2020 which is $3,189,370 in excess of its net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital was 0.68% at December 31, 2020.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

4. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

5. Related Party

RedBird Capital Partners
The Company has entered into a placement agent engagement agreement with RedBird Capital Partners ("Manager") to act as a placement agent ("Placement Agent") in connection with the private offering of interests in RedBird Series 2019, LP. ("the Main Fund," and together with any vehicles, entities, "feeder funds", parallel vehicles, accounts or other arrangements created for the purposes of investing in, co-investing with, or participating directly or indirectly in the "RedBird Series 2019" collectively the "Fund"). At December 31, 2020, accounts receivable on the statement of financial condition includes placement fees of $2,340,625.